

November 15, 2013

<u>Via Email</u>
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re: Auscrete Corporation**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2013**
> **Filed August 20, 2013**
> **File No. 1-35923**

Dear Mr. Sprovieri:

We have reviewed your response letter dated October 23, 2013 and have the following comments.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2013</u>
<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2013</u>

1. As a result of the audit and subsequent restatement of your financial statements as of, and the for the year ended, December 31, 2012 it appears to us that you should also restate your Forms 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013, as well as file an Item 4.02 Form 8-K that addresses the required information, as appropriate. Please advise.

<u>General</u>

2. As previously requested in our letter dated July 24, 2013, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief